July 28, 2015

VIA EDGAR TRANSMISSION

Sonny Min

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Min:

On May 29, 2015, the Registrant, on behalf of its series, the Newfound Risk Managed Global Sectors Fund and the Newfound Multi-Asset Income Fund (each a “Fund” and, together, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 13, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Both Funds:

General Comments:

Comment 1. Please include the title of the securities to be registered on the facing sheet.

Response. The Registrant believes the Amendment already contains the information required by Form N-1A.

Comment 2. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that all material information will be included in an amendment to the Registration Statement and notes that the Tandy Representations are included below.

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Prospectus:

Fund Summary

Comment 3. In the fee table, please delete the line item for the fee waiver if no longer applicable.

Response. The Registrant has included the fee waiver line item in the fee table because it is still applicable.

Comment 4. In “Principal Investment Risks - Limited History of Operations”, please remove reference to the Fund being a new fund.

Response. The Registrant has made the revision requested.

Management – Investment Adviser

Comment 5. In the last paragraph, please include the date of the applicable semi-annual report in which the discussion of the approval of the advisory agreement can be found.

Response. The Registrant has made the revision requested.

Prior Performance Information of the Adviser

Comment 6. Please confirm supplementally that the performance information shown that the performance information shown meets the requirements for the relief provided in Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996).

Response. The adviser has confirmed to the Registrant that the performance information shown meets the requirements for the relief provided in Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996). The adviser has also confirmed to the Registrant that it is in compliance with the requirements of Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Comment 7. In the first sentence in the second paragraph, please revise the disclosure to state that the performance information is net of all fees. If the Composite fees are lower than that of the Fund, add disclosure that the performance would be lower had the Composite had the Fund’s expense ratio.

Response. The Registrant has revised the disclosure as requested.

How Shares Are Priced

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Comment 8. Please revise the language to be consistent with the SAI regarding when NAV is calculated.

Response. The Registrant has revised the disclosure as requested.

How to Purchase Shares

Comment 9. In the disclosure regarding Class A shares of the Fund, please add disclosure regarding the class’ 12b-1 fees like that presented for Class C shares.

Response. The Registrant has revised the disclosure as requested.

Comment 10. Please revise the disclosure regarding Class A sales charges to include an explanation of what a “dealer reallowance” is.

Response. The Registrant believes that this terminology is the standard in the industry in mutual fund prospectuses, so it has not revised the disclosure.

Comment 11. Please confirm whether the Fund has an exchange policy, and, if it does, provide disclosure describing it.

Response. The Fund does not currently have an exchange policy.

Comment 12. In “When Order is Processed”, please define “business day”.

Response. The Registrant has revised the disclosure to define business day in “How Shares are Priced.”

“The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of the Fund’s shares is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) on each day the New York Stock Exchange ("NYSE") is open for business (“business day”).”

Frequent Purchases And Redemptions Of Fund Shares

Comment 13. Add disclosure after the bullet points that there is still a risk that the Fund will be market timed because Fund’s policies are not applied uniformly to all investors.

Response. The Registrant has revised the disclosure as follows:

“Because ~~Though~~ these methods involve judgments that are inherently subjective and involve some selectivity in their application, there is a risk that investors may still be able to market time the Fund. T~~t~~he Fund seeks to make judgments and applications that are consistent with the interests of the Fund’s shareholders.”

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Tax Status, Dividends And Distributions

Comment 14. Please confirm this section is up to date.

Response. The Registrant so confirms.

Distribution of Shares

Comment 15. Please add disclosure stating that distribution fees may cost an investor more than paying other types of sales charges.

Response. The disclosure was already in the Multi-Asset Fund’s prospectus. The Registrant has added the disclosure to the Global Fund’s prospectus.

Multi-Asset Fund Only:

Fund Summary

Comment 16. In “Principal Investment Strategies,” please add that high yield bonds are also known as “junk bonds”.

Response. The Registrant has revised the disclosure as requested.

Comment 17. In “Principal Investment Risks,” please disclose all applicable principal risks such as those for REITs and MLPs.

Response. The principal investment risks currently discloses all applicable principal risks of investing in the Fund. The types of securities listed after equity securities and fixed income securities in the strategy are there to provide examples of the types of securities in which the Fund may invest, but the principal investment strategy is equities and fixed income for which applicable risks have already been provided.

Prior Performance Information of the Adviser

Comment 18. Please explain why the S&P 500 Index and Barclays US Aggregate Bond Index are appropriate benchmarks given the blended strategy of the Composite.

Response. The Registrant has added a blended benchmark to the performance information.

SAI:

Comment 19. In “Investments and Risks”, please correct the section cross-reference to the prospectus.

Response. The Registrant has made the correction requested.

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Comment 20. In “Investment Restrictions,” please add disclosure regarding what the 1940 Act limits are to which you refer in restrictions 1 with respect to senior securities and 6 with respect to the purchase and sale of commodities.

Response. The Registrant has added the following disclosure:

“With respect to interpretations of the SEC or its staff described in paragraph number 1 and 6 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act. However, rather than rigidly deeming all such practices as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”

Policies And Procedures For Disclosure Of Portfolio Holdings

Comment 21. Please disclose whether the duty of confidentiality noted in the 6th paragraph also includes the duty not to trade on the information.

Response. The Registrant has revised the disclosure to include that the duty of confidentiality includes the duty not to trade on the information.

Other Service Providers

Comment 22. In “Fund Administration, Fund Accounting and Transfer Agent Services”, please describe with specificity the fee schedule for fees paid to GFS as has been done in the past.

Response. Item 19(h) of Form N-1A only requires that the compensation paid to the administrator be described. The Registrant believes that the current disclosure meets the requirements on Form N-1A, so it has not revised the disclosure.

Distributor

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Comment 23. In “Rule 12b-1 Plan”, please confirm the payments made will be separated by share class.

Response. The Registrant so confirms.

Tax Status

Comment 24. Please confirm this section is up to date.

Response. The Registrant so confirms.

Control Persons And Principal Holders Of Securities

Comment 25. Please add disclosure regarding how shareholders who own 25% or more of the Fund can control shareholder meetings.

Response. The Registrant added the following disclosure:

“Persons controlling the Fund can determine the outcome of any proposal submitted to the shareholders for approval, including changes to the Fund's fundamental policies or the terms of the advisory agreement with the Adviser.”

Management

Comment 26. In the trustee and officer table, please disclose each person’s age rather than just the year of birth.

Response. The Registrant believes the heading used conveys the information required by Form N-1A without the risk of a mathematical error incorrectly stating a trustee or officer’s age, so the Registrant has not revised the heading.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
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3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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